Exhibit 4.B

Viad Corp
Viad Tower, Sta. 0810
1850 N. Central Ave.
Phoenix, Arizona 85077-0810

August 29, 2003

Citicorp USA, Inc., as Agent
c/o Citibank, N.A.
Global Loans Operations
2 Penns Way, Suite 200
New Castle, Delaware, 19720
Attn: Brian Maxwell

Re:	Termination of Amended And Restated Credit
Agreement (Long Term Revolving Credit Facility)

     Reference is hereby made to that certain Second Amendment to Credit Agreement (Short Term Revolving Credit Facility) (the “Second Amendment”), dated as of the date hereof, among Viad Corp (the “Company”), the financial institutions listed on the signature pages thereof as lenders (the “Lenders”), and Citicorp USA, Inc. (“Citicorp”), as administrative agent for Lenders (in such capacity, the “Agent”), and to that certain Amended and Restated Credit Agreement (Long Term Revolving Credit Facility) (the “Long Term Facility”) dated as of August 31, 2001, as amended by that certain First Amendment to Amended and Restated Credit Agreement (Long Term Revolving Credit Facility) dated as of October 3, 2001 by and among the Company, Greyhound Canada Holdings, Inc. (the “Canadian Borrower,” and together with the Company, collectively the “Borrowers”), the financial institutions listed therein as lenders (the “Long Term Lenders”), Citicorp as the administrative agent for the Long Term Lenders, and Citibank Canada, as special administrative agent for the Canadian Long Term Lenders. Capitalized terms used but not defined herein shall have the meanings set forth in the Long Term Facility.

     By the execution of this letter agreement, the Borrowers hereby agree, for the benefit of the Long Term Lenders, that, in consideration of and to induce the Lenders and the Agent to execute and deliver the Second Amendment, on the date the Company consummates all or a substantial part of the tax-free distribution to shareholders announced on July 24, 2003 (the “Spin-Off”), the Spin-Off will be an event of mandatory prepayment under Section 2.06(b) of the Long Term Facility which requires, if the Administrative Agent receives a notice from any Lender, that: (i) the Borrowers will immediately prepay in full all Advances outstanding under the Long Term Facility, together with interest accrued to the date on which the Spin-Off is consummated, and will pay or reimburse the Long Term Lenders in respect of any costs and expenses pursuant to Section 9.04 of the Long Term Facility, (ii) the Company will immediately cash collateralize the Letters of Credit pursuant to Section 6.02 of the Long Term Facility and

(iii)  all Commitments under the Long Term Facility will immediately terminate. The Company intends to have in place a new long term credit facility substantially equivalent to the Long Term Facility on the date the Company consummates all or a substantial part of the Spin-Off.

               THIS LETTER AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     In order to confirm and acknowledge that the foregoing is in accordance with our agreement, please sign and return to the Company the enclosed original copy of this letter. This letter may be signed in counterparts.

Very truly yours,

VIAD CORP

		By	/s/ Robert H. Bohannon

		Title:	Chairman of the Board, President
And Chief Executive Officer

		By	/s/ Ellen Ingersoll

		Title:	Chief Financial Officer

GREYHOUND CANADA HOLDINGS, INC.

		By	/s/ Ellen Ingersoll

		Title:	Vice President & Treasurer

ACKNOWLEDGED AND AGREED:

CITICORP USA, INC., as Agent, for itself, the other Lenders and the other Long Term Lenders

By:	John Wetzler

Name: John Wetzler Title: Managing Director